

July 17, 2014

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1209
        File Nos. 333-196951 and 811-03763

Dear Mr. Fess:

On June 20, 2014, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1209 (the "Fund"), consisting of a unit investment trust, US 50 Dividend Strategy Portfolio, Series 1 (the "Trust"). You subsequently filed an amended registration statement on June 23, 2014. We have reviewed the amendment, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the amendment. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the amendment.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   The first sentence in this section states that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks of "quality" U.S. companies. Please define the term "quality" in this section.

2.   The second paragraph of this section states that Guggenheim Partners Investment Management, LLC ("GPIM"), has assisted the sponsor with the selection of securities to be included in the Trust's portfolio. Please explain to us whether GPIM has a written contract to serve as an investment adviser to the Trust pursuant to Section 15 of the Investment Company Act of 1940 and, if not, explain to us the Trust's basis for GPIM's assistance in the selection of the Trust portfolio's securities without an investment advisory contract that complies with the provisions of Section 15.

Investment Summary — Security Selection

3.   The first paragraph of this section states that the Initial Universe comprises the "3,000 largest U.S. companies," and "may include U.S.-listed foreign securities." Since foreign securities are not U.S. companies, please correct this inconsistency. Also, since the Initial Universe may include the securities of foreign companies, and the Trust has U.S. in its name, please explain to us how the security selection methodology discussed in this section ensures that the Trust will invest at least 80% of the value of its assets in the common stocks of U.S. companies.

4.   The second bullet point in part 2 of this section states that securities with a market capitalization of less than $1 billion are excluded from the Sub-Universe. Because of the small capitalization of the Trust's potential investments, please disclose the investment risks associated with small-cap and mid-cap common stocks.

5.   Part 4 of this section states that five securities within each sector will be selected for the final portfolio. Since the Trust has 50 in its name, please clarify that the final portfolio will comprise 50 equally-weighted common stocks, and that five stocks will be selected from each of the ten Global Industry Classification Standard sectors.

Investment Summary — Principal Risks

6.   Please provide a risk specific to the Trust, i.e., the possibility that the common stocks selected using the model may perform poorly. Also, if the Trust may hold foreign securities, please provide corresponding risk disclosure.

GENERAL COMMENTS

7.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in

response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel